Filed Pursuant to Rule 424(b)(3)
Registration No. 333-124582-10

Supplement No. 7 to market-making prospectus dated May 12, 2006
The date of this Supplement is November 17, 2006
On November 17, 2006, Cooper Standard Holdings Inc. filed the attached Current Report on Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 17, 2006

COOPER-STANDARD HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	333-123708	20-1945088
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
39550 Orchard Hill Place Drive Novi, Michigan 48375
(Address of principal executive offices)
Registrant's telephone number, including area code: (248) 596-5900
Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02    Results of Operations and Financial Condition.

Cooper-Standard Holdings Inc. is furnishing the following information:

We issued a press release (the ‘‘Press Release’’) on November 14, 2006 that discloses information regarding our results of operations for our fiscal quarter ended September 30, 2006. A copy of the Press Release is being furnished and included herewith as Exhibit 99.1.

The Press Release contains a non-GAAP financial measure (as that term is defined in Item 10(e) of the Commission's Regulation S-K). A statement providing a reconciliation from that non-GAAP financial measure to the most directly comparable financial measure calculated in accordance with generally accepted accounting principles is also included in the Press Release. Managment included the non-GAAP financial measure in the Press Release because it believes such measure provides investors with a better understanding of the measures used by management to evaluate our performance and our compliance with financial covenants related to our indebtedness.

Item 9.01    Financial Statements and Exhibits

(c)    Exhibits.

The following exhibit is furnished pursuant to Item 9.01 of Form 8-K:

99.1    Press release of Cooper-Standard Holdings Inc., parent to Cooper-Standard Automotive Inc., dated November 14, 2006.

The information in this Form 8-K and the exhibit attached hereto shall not be deemed ‘‘filed’’ for the purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cooper-Standard Holdings Inc.
/s/ Timothy W. Hefferon
Name:	Timothy W. Hefferon
Title:	Vice President, General Counsel and Secretary

Date: November 17, 2006

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Cooper-Standard Automotive Announces Third Quarter 2006 Results

Novi, Mich. − November 14, 2006 − Cooper-Standard Holdings Inc., the parent of Cooper-Standard Automotive Inc., today announced its third quarter 2006 financial results. The Company reported record third quarter sales of $505.5 million. The Company is a leading global manufacturer of body sealing, fluid handling, and noise, vibration, and harshness (NVH) control products and systems for the automotive industry.

A summary of the third quarter and year-to-date unaudited financial results follows:

$ Millions	Qtr-3 2005	Qtr-3 2006	YTD 2005	YTD 2006
Net Sales	$426.7	$505.5	$1,385.9	$1,638.3
Operating Profit / (Loss)	$11.0	$(4.3)	$56.7	$62.3
Net Income / (Loss)	$(1.1)	$(27.0)	$6.1	$(1.5)

Sales in the third quarter 2006 were $505.5 million, $78.8 million higher than the same period in 2005. Year-to-date sales were $1.638 billion, an increase of $252.4 million over 2005. Both increases were primarily due to the inclusion of Fluid Handling Systems (FHS), which was acquired in February.

Net loss for the quarter was $27.0 million, primarily attributable to acquisition related amortization, increased restructuring expense, North American automotive industry issues, and higher interest expense. Year-to-date net loss was $1.5 million, down from a net income of $6.1 million in 2005, and is primarily related to higher restructuring costs and increased interest expense. Third quarter 2006 net interest expense was $22.7 million compared to 2005 net interest expense of $16.5 million, while year-to-date net interest expense was $64.9 million, compared to $49.4 million for the same period in 2005. Both the quarter and year-to-date increases were due to the incremental new debt associated with the FHS acquisition and slightly higher interest rates.

‘‘Following a strong first half, the third quarter was a challenge because of vehicle mix and higher raw material costs, but we continue to be positive about the future. The domestic auto industry is undergoing significant restructuring. Abrupt North American OEM production cuts impacted our business, and we will face more challenges in the future,’’ stated Jim McElya, Chairman and CEO of Cooper-Standard Automotive. ‘‘Nevertheless, we are confident in our ability to manage through these challenges, and our people will continue to focus on winning new business and on lowering our costs.’’

Highlights of the Third Quarter 2006

Significant product launches: During the quarter, Cooper-Standard successfully launched products on new OEM vehicle platforms, as well as new products and conquest business on OEM vehicle platforms currently in production:

•	DaimlerChrysler (Chrysler Sebring, Dodge Avenger and Nitro, and Jeep Wrangler)

•	Ford (Ford Edge, Expedition, and Fusion, and Volvo C30)

•	General Motors (Chevrolet Cobalt and Holden Commodore V-Series)

•	Nissan (Altima, Maxima, and Sentra)

•	PSA (Peugeot 207)

•	Renault (Trafic)

•	Toyota (Aygo)

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NISCO Joint Venture launches:

•	Nissan (Altima)

•	Honda (CR-V and Acura MDX)

Incremental new business awards: During the third quarter of 2006 the Company was awarded incremental annualized net new business of over $82 million, significantly higher than the $59 million awarded in the third quarter of 2005. This includes an award of $18 million to supply sealing products for the new Chevrolet Camaro. Year-to-date net new business totals $167 million.

Awards and recognitions: Cooper-Standard was once again recognized for its technical leadership and innovation by being selected for a 2007 Automotive News PACE Award Honorable Mention for the development of a unique metal-to-plastic fluid connection with industry-leading functionality and customer value.

Adjusted EBITDA Reconciliation

EBITDA during the third quarter of 2006 fell $13.4 million to $30.1 million, while for the nine months ended September 30th EBITDA increased $31.6 million to $169.9 million, compared to the same periods in 2005. After accounting for adjustments identified in the following table, Adjusted EBITDA for the third quarter of 2006 increased $2.5 million to $41.5 million, and for the nine months ended September 30, 2006 increased $36.2 million to $185.2 million, compared to the same periods in 2005.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
Net income (loss)	$(1.1)	$(27.0)	$6.1	$(1.5)
Provision for income taxes	0.9	(1.6)	1.9	2.7
Net interest expense	16.5	22.7	49.4	64.9
EBIT	16.3	(5.9)	57.4	66.1
Depreciation and amortization	27.2	36.0	80.9	103.8
EBITDA	$43.5	$30.1	$138.3	$169.9
Restructuring	0.6	9.1	1.0	15.1
Foreign exchange gain (1)	(6.3)	(0.1)	(2.1)	(5.2)
Inventory write-up(2)	—	—	9.8	2.1
Tooling write-up(3)	1.2	—	2.0	—
Transition and integration costs (4)	—	0.3	—	1.2
Product remediation(5)	—	2.1	—	2.1
Adjusted EBITDA	$39.0	$41.5	$149.0	$185.2

(1)	Unrealized foreign exchanges gain on indebtedness related to 2004 Acquisition.

(2)	A write-up of inventory to fair value at the date of the acquisitions.

(3)	Purchase accounting adjustment related to tooling projects at the date of the 2004 Acquisition.

(4)	Transition and integration costs related to the Acquisition of FHS.

(5)	Product rework and associated costs.

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Management uses Adjusted EBITDA as a measure of performance and to demonstrate compliance with certain debt covenants. The Adjusted EBITDA may vary slightly from the amount used in calculating covenant compliance due to the classification of joint venture equity earnings. EBITDA should not be construed as income from operations or net income, as determined by generally accepted accounting principles. Other companies may report EBITDA differently.

For further information, refer to Cooper-Standard's quarterly report on Form 10-Q filed with the Securities and Exchange Commission and posted on the company's Web site at: www.cooperstandard.com

About Cooper-Standard Automotive

Cooper-Standard Automotive Inc., headquartered in Novi, Mich., specializes in the manufacture and marketing of systems and components for the global automotive industry. Products include body sealing systems, fluid handling systems, and NVH control systems. Cooper-Standard Automotive Inc. employs more than 16,000 across 61 facilities in 14 countries. For more information, visit the company's Web site at: www.cooperstandard.com.

Cooper-Standard is a privately-held portfolio company of The Cypress Group and Goldman Sachs Capital Partners Funds.

The Cypress Group is a private equity investment firm managing more than $3.5 billion of capital. Cypress has an extensive track record of making growth-oriented investments in targeted industry sectors and building equity value alongside proven management teams.

The GS Capital Partners Funds are part of Goldman Sachs' Principal Investment Area in the Merchant Banking Division. Goldman Sachs is one of the oldest and largest investment banking firms and is also a global leader in private corporate equity and mezzanine investing. Goldman Sachs' Principal Investment Area has formed 12 investment vehicles aggregating over $36 billion of capital to date.

Forward looking statements

This news release includes forward-looking statements, reflecting current analysis and expectations, based on what are believed to be reasonable assumptions. Forward-looking statements may involve known and unknown risks, uncertainties, and other factors, which may cause the actual results to differ materially from those projected, stated, or implied, depending on many factors, including, without limitation: our substantial leverage; limitations on flexibility in operating our business contained in our debt agreements; our dependence on the automotive industry; availability and cost of raw materials; our dependence on certain major customers; competition in our industry; our conducting operations outside the United States; the uncertainty of our ability to achieve expected Lean savings; our exposure to product liability and warranty claims; labor conditions; our vulnerability to rising interest rates; our ability to meet our customers' needs for new and improved products in a timely manner; our ability to attract and retain key personnel; the possibility that our owners' interests will conflict with yours; our new status as a stand-alone Company; our legal rights to our intellectual property portfolio; our under-funded pension plans; environmental and other regulations; and the possibility that our acquisition strategy will not be successful. There may be other factors that may cause our actual results to differ materially from the forward-looking statement. Accordingly, there can be no assurance that Cooper-Standard Automotive will meet future results, performance or achievements expressed or implied by such forward-looking statement. This paragraph is included to provide safe harbor for forward-looking statements, which are not generally required to be publicly revised as circumstances change, and which Cooper-Standard Automotive does not intend to update.

Contact for Media: Barry Von Lanken, Cooper-Standard Automotive, (260) 927-3314, bgvonlanken@cooperstandard.com

Contact for Analysts: Scott Finch, Cooper-Standard Automotive, (248) 596-6031, shfinch@cooperstandard.com